

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3233

November 10, 2016

<u>Via E-mail</u>
Ronald J. Lieberman, Esq.
NorthStar Asset Management Group Inc.
Executive Vice President, General Counsel and Secretary
399 Park Avenue, 18th Floor
New York, New York 10004

> **Re: Colony NorthStar, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed October 17, 2016**
> **File No. 333-212739**

Dear Mr. Lieberman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 30, 2016 letter.

<u>U.S. Federal Income Taxation of Colony NorthStar and its Stockholders, page 233</u>

1. We note your response to comment 4 of our letter. Please revise your disclosure to confirm that the tax opinion will be filed prior to the closing of the merger by post-effective amendment.

You may contact Jeffrey Lewis at (202)551-6216 or Robert Telewicz, Accounting Branch Chief, at (202)551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Stephen Salley, Esq. (*via e-mail*)